NO ACT

PE
1-10-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005668

February 1, 2011



Received SEC
FEB 01 2011
Washington, DC 20549

Joseph L. Landenwich
Senior Vice President of Corporate Legal Affairs
and Corporate Secretary
Kindred Healthcare, Inc.
680 South Fourth Street
Louisville, KY 40202

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-1-11

Re: Kindred Healthcare, Inc.
Incoming letter dated January 10, 2011

Dear Mr. Landenwich:

This is in response to your letter dated January 10, 2011 concerning the shareholder proposal submitted to Kindred by The City of Philadelphia Public Employees Retirement System. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Christopher McDonough
Chief Investment Officer
Philadelphia Public Employees Retirement System
Sixteenth Floor
Two Penn Center Plaza
Philadelphia, PA 19102-1721

February 1, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Kindred Healthcare, Inc.
Incoming letter dated January 10, 2011

The proposal relates to the chairman of the board.

There appears to be some basis for your view that Kindred may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Kindred's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period as of the date that it submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Kindred omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Writer's Fax No. (866) 866-3426
Writer's Direct Dial No. (502) 596-7209
Writer's E-mail: joseph.landenwich@kindredhealthcare.com

January 10, 2011

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Kindred Healthcare, Inc.
Shareholder Proposal of The City of Philadelphia Public Employees Retirement System

Ladies and Gentlemen:

This letter is to inform you that Kindred Healthcare, Inc. (the "Company") intends to omit from its proxy materials for its 2011 Annual Meeting of Shareholders ("2011 Proxy Materials") a shareholder proposal and supporting statement (collectively, the "Proposal") submitted by The City of Philadelphia Public Employees Retirement System (the "Proponent") pursuant to §240.14a-8 of Regulation 14A ("Rule 14a-8").

We ask the staff of the Division of Corporation Finance of the Securities and Exchange Commission ("Staff") to confirm that it will not recommend to the Securities and Exchange Commission ("Commission") any enforcement action against the Company based on the exclusion of the Proposal in its entirety from the 2011 Proxy Materials.

Pursuant to Staff Legal Bulletin No. 14D (November 7, 2008), we have submitted this letter and related correspondence between the Company and the Proponent to the Staff via email to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), the Company has (i) submitted this letter to the Commission no later than 80 calendar days before it intends to file its definitive proxy materials with the Commission (currently planned for April 1, 2011) and (ii) concurrently sent copies of this correspondence to the Proponent as notification of the Company's intention to omit the Proposal from its 2011 Proxy Materials.

Rule 14a-8(k) requires shareholder proponents to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, the Proponent should concurrently send a copy of that correspondence to the undersigned. The Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to the Company only.

THE PROPOSAL

The Proposal requests the Company's Board of Directors to adopt a policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors, whenever possible, be an independent member of the Board as defined by the rules of the New York Stock Exchange. A copy of the Proposal is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Company may omit the Proposal from its 2011 Proxy Materials pursuant to Rules 14a-8(b) and 14a-(f)(1) because the Proponent failed to provide documentary support sufficiently evidencing ownership of the Company's shares for a period of at least one year from the date the Proponent submitted the Proposal.

ANALYSIS

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate its eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides that in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities for at least one year by the date the shareholder submits the proposal. If the proponent is not a registered shareholder, the proponent may prove eligibility by submitting a written statement from the record holder of the securities verifying that at the time the proponent submitted the proposal that the proponent had held the securities for at least one year. Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b).

The Staff has previously made clear the need for precision in the context of demonstrating a shareholder's eligibility under Rule 14a-8(b). In Section C.1.c of SLB 14, the Staff addresses the requirement for verification of continuous ownership for one year as of the time a proposal is submitted as follows:

> If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

In this case, the Proponent submitted the Proposal on November 30, 2010. The Company received it on December 1, 2010 and thereupon determined that the Proponent was not a registered shareholder. The Proposal was followed by a letter from State Street Bank and Trust Company, dated December 6, 2010, which stated that as of the close of business on December 3, 2010, the Proponent held 16,565 shares of the Company's stock registered in its nominee name of Benchcoat & Co. The letter also indicated that the Proponent has held in excess of $2,000 worth of the Company's shares continuously since December 3, 2009. The letter from State Street is attached hereto as Exhibit B.

The letter from State Street establishes ownership only for the period from December 3, 2009 through December 6, 2010. As a result, the State Street letter fails to prove Proponent's ownership for the one-year period as of November 30, 2010, the date Proponent submitted the Proposal, because it fails to verify Proponent's ownership for the period from November 30, 2009 to December 3, 2009.

As illustrated in the above example from SLB 14, if the one-year period as of the date of submission of the Proposal does not coincide completely with the one-year period verified by the record holder, the proponent is ineligible under Rule 14a-8(b).

The Staff has consistently followed this principle. *See, e.g., Verizon Communications Inc.* (December 23, 2009) (concurring with the exclusion of a shareholder proposal where the proposal was submitted November 20, 2009 and the record holder's one-year verification was as of November 23, 2009); *General Electric Company* (December 23, 2009) (concurring with the exclusion of a shareholder proposal where the proposal was submitted October 30, 2009 and the record holder's one-year verification was as of November 9, 2009); *Nabors Industries Ltd.* (March 8, 2005) (letter from a bank stating ownership for more than one year "prior to January 12, 2005" was insufficient to provide proof of ownership for the year preceding January 7, 2005, the date of proposal submission); and *AutoNation, Inc.* (March 14, 2002) (concurring with the exclusion of a shareholder proposal where the proponent had held shares for two days less than the required one-year period).

Rule 14a-8(f)(1) provides that a shareholder proposal may be excluded from a company's proxy materials if the proponent fails to meet the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. Where the proponent fails to satisfy the eligibility requirements at the time the proposal is submitted, the company must notify the proponent in writing of the deficiency within 14 calendar days of receiving the proposal. The proponent's response must be postmarked or transmitted electronically no later than 14 days from the date the proponent receives the company's notification. If the proponent fails to correct the deficiency within the required time frame, the company may exclude the proposal.

The Company satisfied its obligations under Rule 14a-8 by transmitting to the Proponent in a timely manner a letter notifying Proponent of the procedural deficiencies as required by Rule 14a-8(f) (the "Notice of Defect"). The Notice of Defect, attached to this letter as Exhibit C, informed the Proponent of the requirements of Rule 14a-8 and how the Proponent could cure the procedural deficiency. The Notice of Defect also included a copy of Rule 14a-8. The Company's records confirm delivery of the Notice of Defect by facsimile on December 13, 2010 and overnight mail on December 14, 2010. See Exhibit D. As of the date of this letter, the Proponent has not responded to the Notice of Defect or otherwise attempted to cure the deficiency.

On numerous occasions the Staff has taken a no-action position concerning a company's omission of shareholder proposals based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See Union Pacific Corp.* (January 29, 2010) (concurring with the exclusion of a shareowner proposal under Rules 14a-8(b) and 14a-8(f) and noting that the proponent appears to have failed to supply, within 14 days of receipt of Union Pacific's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)); *Time Warner Inc.* (February 19, 2009); *Alcoa Inc.* (February 18, 2009); *Qwest Communications International, Inc.* (February 28, 2008); *Occidental Petroleum Corp.* (November 21, 2007); *General Motors Corp.* (April 5, 2007); *Yahoo, Inc.* (March 29, 2007); *CSK Auto Corp.* (January 29, 2007); *Motorola, Inc.* (January 10, 2005), *Johnson & Johnson*

(January 3, 2005); *Agilent Technologies* (November 19, 2004); *Intel Corp.* (January 29, 2004); and *Moody's Corp.* (March 7, 2002).

Because the letter from State Street is insufficient to verify ownership for the one-year period as of November 30, 2010, the date Proponent submitted the Proposal, and because the Proponent has failed to cure the deficiency within 14 days after receipt of the Company's timely Notice of Defect, the Company may omit the Proposal from its proxy materials under Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

Based upon the foregoing analysis, we ask that the Staff concur that it will take no action if the Company excludes the Proposal from its proxy materials in reliance on Rules 14a-8(b) and 14a-8(f).

In addition, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits only to the Company.

****

If we can be of further assistance in this matter, please do not hesitate to call me at (502) 596-7209.

Sincerely,



Joseph L. Landenwich
Senior Vice President of Corporate Legal Affairs
and Corporate Secretary

Enclosures

cc: Christopher McDonough
Chief Investment Officer
The City of Philadelphia Public Employees Retirement System
Sixteenth Floor
Two Penn Center Plaza
Philadelphia, PA 19102-1721
Fax: (215) 496-7460

KINDRED HEALTHCARE, INC.

EXHIBIT A



BOARD OF PENSIONS AND RETIREMENT

PHILADELPHIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

CHRISTOPHER McDONOUGH
Chief Investment Officer

Sixteenth Floor
Two Penn Center Plaza
Philadelphia, PA 19102-1721
(215) 496 – 7468
FAX (215) 495 – 7460

November 30, 2010

BY OVERNIGHT DELIVERY AND FAX
(866-864-6049)

Mr. Joseph L. Landenwich
Senior Vice President of Corporate Legal Affairs and Corporate Secretary
Kindred Healthcare, Inc.
680 South Fourth Street
Louisville, Kentucky 40202-2412

Re: The City of Philadelphia Public Employees Retirement System

Dear Mr. Landenwich:

In my capacity as the Chief Investment Officer of The City of Philadelphia Public Employees Retirement System (the "Fund"), I write to give notice that pursuant to the 2010 proxy statement of Kindred Healthcare, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2011 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Sincerely,

Christopher McDonough
Chief Investment Officer

RESOLVED: The shareholders request the Board of Directors of Kindred Healthcare, Inc. to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors, whenever possible, be an independent member of the Board as defined by the rules of the New York Stock Exchange. This policy should be phased in for the next Chairman transition. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

Supporting Statement:

We believe:

- The role of the CEO and management is to run the company.
- The role of the Board of Directors is to provide independent oversight of management and the CEO.
- There is a potential conflict of interest for a former CEO to be overseer of the new CEO.

The California Public Employees' Retirement System's Principles & Guidelines encourage independent leadership, even with a lead director in place.

In 2009, Yale University's Millstein Center for Corporate Governance and Performance published a Policy Briefing paper "*Chairing the Board,*" arguing the case for a separate, independent Board Chair.

The report was prepared in conjunction with the "Chairmen's Forum" composed of a group of Directors. "A separate CEO and Chairman should improve corporate performance and lead to more competitive compensation practices," said Gary Wilson, former Chair at Northwest Airlines, a Yahoo Director and a member of the Forum.

We believe an independent Chair also avoids conflicts of interest and improves oversight of risk. Any conflict in this role is reduced by clearly spelling out the different responsibilities of the Chair and CEO.

We believe an independent Chair and vigorous Board can improve focus on important ethical and governance matters, strengthen accountability to shareowners and help forge long-term business strategies that best serve the interests of shareholders, consumers, employees and the company.

Kindred Healthcare's former CEO Edward Kuntz serves as Chairman of the Company's board of directors. To foster a simple transition, we are requesting that this policy be phased in and implemented when the next Chairman is chosen. Thus if the Board declares their support for this future governance reform, the Board and prospective CEO both will be aware of this change in expectation.

We urge a vote FOR this resolution. We believe a separate independent Chair can enhance investor confidence in our Company and strengthen the integrity of the Board.

KINDRED HEALTHCARE, INC.

EXHIBIT B



STATE STREET.

Institutional Investor Services
Public Funds
Lafayette Corporate Center
2 Avenue de Lafayette
Boston, MA 02111-2900

December 6, 2010

BY OVERNIGHT DELIVERY AND FAX
(866-864-6049)

Mr. Joseph L. Landenwich
Senior Vice President of Corporate Legal Affairs and Corporate Secretary
Kindred Healthcare, Inc.
680 South Fourth Street
Louisville, Kentucky 40202-2412

Re: The City of Philadelphia Public Employees Retirement System

Dear Mr. Landenwich:

As custodian of The City of Philadelphia Public Employees Retirement System (the "Fund"), we are writing to report that as of the close of business _December 3, 2010_ **(THE DAY THE SHAREHOLDER PROPOSAL WAS FILED)** the Fund held 16,565 shares of Kindred Healthcare, Inc. ("Company") stock in our account at State Street Bank and registered in its nominee name of Benchcoat & Co. The Fund has held in excess of $2,000 worth of shares in your Company continuously since December 3, 2009 **(ONE YEAR PRIOR TO THE DATE THE SHAREHOLDER PROPOSAL WAS FILED)**

If there are any other questions or concerns regarding this matter, please feel free to contact me at 617-664-9415.

Sincerely,



Laura A. Callahan
Asst Vice President
State Street Bank and Trust Company

KINDRED HEALTHCARE, INC.

EXHIBIT C



Writer's Fax No. (866) 866-3426
Writer's Direct Dial No. (502) 596-7209
Writer's E-mail: joseph.landenwich@kindredhealthcare.com

December 13, 2010

VIA UPS NEXT DAY AIR

The City of Philadelphia Public Employees Retirement System
Two Penn Center Plaza
Sixteenth Floor
Philadelphia, PA 19102-1271
Attn: Christopher McDonough – Chief Investment Officer

Re: Shareholder Proposal

Dear Mr. McDonough:

I am writing in response to a shareholder proposal you submitted on November 30, 2010 on behalf of The City of Philadelphia Public Employees Retirement System (the "Fund") for inclusion in the proxy statement submitted by Kindred Healthcare, Inc. (the "Company") in connection with its 2011 annual meeting. Your letter indicates that the proposal conforms to the requirements of Rule 14a-8 of the Securities Exchange Act of 1934 and other applicable proxy rules and interpretations of the Securities and Exchange Commission concerning submission and content of proposals.

I am writing to notify you that the Fund has failed to establish its eligibility to submit a shareholder proposal pursuant to Rule 14a-8 because it has not provided satisfactory evidence that it had held the Company's securities continuously for at least one year from the date it submitted its proposal to the Company. Specifically, the Fund has not submitted to the Company a written statement from the "record" holder of the securities verifying that, at the time it submitted its proposal, the Fund had continuously held such securities for at least one year (Rule 14a-8(b)(2)(i)).

Before we can process the Fund's proposal, we need to confirm that the Fund satisfies the eligibility requirements of Rule 14a-8. Rule 14a-8(b) requires the Fund to submit to the Company written verification that, at the its proposal was submitted, the Fund had continuously held at least $2,000 in market value, or 1%, of the Company's voting stock, for a period of at least one year. The proof of ownership that you submitted with your proposal reflects ownership only as of December 3, 2009. It does not demonstrate ownership as of or before the date the one-year eligibility period begins, November 30, 2009. As a result, the proposal does not meet the requirements of Rule 14a-8(b).

In order for your proposal to be properly submitted, you must provide us with the proper written evidence that the Fund meets the ownership and holding requirements of Rule 14a-8(b). As required by statute, your response correcting the noted procedural and eligibility deficiencies

680 South Fourth Street Louisville, Kentucky 40202
502.596.7300 KY TDD/TTY# 800.648.6057

must be postmarked or transmitted electronically to the Company no later than 14 calendar days from the date of your receipt of this letter. If you do not provide the requested documentation within 14 days of your receipt of this letter, we believe that the Company will be entitled to omit the proposal from its proxy statement. You may also wish to consider withdrawing the proposal. The proxy rules also provide certain substantive criteria pursuant to which a company is permitted to exclude from its proxy materials a shareholder's proposal. This letter addresses only the procedural requirements for submitting the Fund's proposal and does not address or waive any of our substantive concerns. If the deficiencies noted above are not remedied, the Company intends to submit a letter to the SEC's Division of Corporation Finance seeking the staff's concurrence with the Company's view that it is entitled under the proxy rules to omit the proposal. In accordance with Rule 14a-8(j), the Company will furnish you a copy of its submissions to the SEC. For your reference, I am enclosing a copy of Rule 14a-8.

Please address any future correspondence to my attention. Thank you for your attention to this matter.

Sincerely,



Joseph L. Landenwich
Senior Vice President of Corporate Legal Affairs
and Corporate Secretary

Enclosures

§ 240.14a-8 Shareholder proposals.

 top

Link to an amendment published at 75 FR 56782, Sept. 16, 2010.

Link to a delay published at 75 FR 64641, Oct. 20, 2010.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008]

KINDRED HEALTHCARE, INC.

EXHIBIT D

P. 01

TRANSACTION REPORT

DEC-13-10 MON 07:41 PM

DATE	START	RECEIVER	TX TIME	PAGES	TYPE	NOTE	M#	DP
DEC-13	07:37 PM	912154967460	4'00"	7	SEND	OK	711	

TOTAL : 4M 0S PAGES: 7

Kindred

Writer's Fax No. (866) 866-3428
Writer's Direct Dial No. (502) 596-7209
Writer's E-mail: joseph.landenwich@kindredhealthcare.com

December 13, 2010

VIA UPS NEXT DAY AIR

The City of Philadelphia Public Employees Retirement System
Two Penn Center Plaza
Sixteenth Floor
Philadelphia, PA 19102-1271
Attn: Christopher McDonough – Chief Investment Officer

Re: Shareholder Proposal

Dear Mr. McDonough:

I am writing in response to a shareholder proposal you submitted on November 30, 2010 on behalf of The City of Philadelphia Public Employees Retirement System (the "Fund") for inclusion in the proxy statement submitted by Kindred Healthcare, Inc. (the "Company") in connection with its 2011 annual meeting. Your letter indicates that the proposal conforms to the requirements of Rule 14a-8 of the Securities Exchange Act of 1934 and other applicable proxy